BRF S.A.

PUBLICLY-TRADED COMPANY

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2

ANNOUNCEMENT TO THE MARKET

BRF S.A. (“BRF” or “Company”) (B3: BRFS3; NYSE: BRFS) communicates to its shareholders and to the market in general that retained a revolving credit facility, before Banco do Brasil, up to the limit of R$1,5 billion, for the next 3 years. The referred credit facility can be disbursed totally or partially, at the Company’s will, whenever necessary.

Additionally, the Company carried out - with its own resources - the early settlement of a loan agreement with Banco do Brasil, which would mature between August 2021 and January 2022, the amount of which totals R$1.57 billion

Therefore, the Company continues to work to optimize its capital structure, reducing the average cost of its financial debt and, at the same time, maintaining a sustainable short-term liquidity position.

São Paulo, October 28, 2020.

Carlos Alberto Bezerra de Moura

Chief Financial and Investor Relations Officer